Exhibit 16.1

April 30, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated April 30, 2008, of Brainstorm Cell Therapeutics Inc. and are in agreement with the statements contained in the second, third and fourth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the fifth and sixth paragraph therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2007 financial statements.

/s/ Kost Forer Gabbay & Kasierer
A Member of Ernst & Young Global